BB 9/4

SECURITIES W... ...ION

02021978

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 39732

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/01 (MM/DD/YY) AND ENDING 6/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARTNERS INVESTMENT NETWORK, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

W. 601 RIVERSIDE AVE - #1510
(No. and Street)

SPOKANE (City) WA (State) 99201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GENE G BRANSON 509-383-4432
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO SEIDMAN, LLP
(Name – *if individual, state last, first, middle name*)

W. 601 RIVERSIDE AVE - #900 (Address) SPOKANE (City) WA (State) 99201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gene G. Branson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Partners Investment Network, Inc., as of June 30th, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Notary Public

SUSAN G. RAINEY NOTARY PUBLIC STATE OF WASHINGTON Commission Expires AUG 15, 2003

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO

BDO Seidman, LLP
Accountants and Consultants

601 West Riverside Avenue, Suite 900
Spokane, Washington 99201-0611
Telephone: (509) 747-8095
Fax: (509) 747-0415

Independent Auditors' Report

Board of Directors
Partners Investment Network, Inc.
Spokane, Washington

We have audited the accompanying statement of financial condition of Partners Investment Network, Inc. as of June 30, 2002, that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Partners Investment Network, Inc. as of June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

July 29, 2002

Partners Investment Network, Inc.

Statement of Financial Condition

June 30,		2002
Assets		
Cash (Note 1)	$	97,061
Deposit with clearing organization (Note 1)		25,000
Receivable from clearing organization (Note 1)		86,382
Marketable securities (Notes 1 and 2)		10,109
Furniture, equipment and leasehold improvements, net (Note 3)		36,245
Customer lists, net of amortization of $17,645		53,927
Income taxes receivable (Note 7)		4,395
Other assets		13,844
	$	326,963
Liabilities and Stockholders' Equity		
Accrued payroll expenses	$	66,769
Profit sharing payable (Note 9)		6,391
Other accounts payable		1,275
		74,435
Commitments (Notes 4, 5, 6, and 9)		
Stockholders' equity:		
Common stock, no par value; 500,000 shares authorized; 106,896 shares issued and outstanding		179,596
Stock subscription receivable		(21,000)
Retained earnings		93,932
		252,528
	$	326,963

See accompanying summary of accounting policies and notes to the statement of financial condition.

Nature of Business

Partners Investment Network, Inc. (the "Company") was organized on May 31, 1988. The Company is registered with the Securities and Exchange Commission as a broker/dealer of securities under the provisions of the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The majority of the Company's clients are located in the Pacific Northwest.

The Company has an agreement (the "Clearing Agreement") with a clearing organization (the "Clearing Organization") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions (Note 1). Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission (the "SEC") Rule 15c3-3(k)(2)(ii).

Cash Equivalents

For purposes of balance sheet classification, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Marketable Securities

Marketable securities consist of equity securities and are stated at market value. Proprietary securities transactions are recorded on the trade date, as if they had settled. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization.

Customer Lists

Customer lists are amortized on the straight-line method over a period of five years, the estimated useful life of the lists. The carrying value is periodically reviewed for impairment based on expected future cash flows.

Accounting for Long-Lived Assets

The Company records impairment losses on long-lived assets used in operations whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable based on estimated undiscounted future cash flows. An impairment is recognized to the extent that the sum of discounted estimated future cash flows expected to result from the use of the asset is less than the asset's carrying value.

Income Taxes

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under the asset and liability method prescribed by SFAS No. 109, deferred income taxes are provided for temporary differences between the financial reporting and tax basis of assets and liabilities. Deferred taxes are measured using provisions of currently enacted tax laws.

Credit Risk

The Company deposits its cash and temporary cash investments with high quality financial institutions. At times, such deposits and investments may be in excess of the insurance limits provided by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation.

Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") approved for issuance Statements of Financial Accounting Standards Nos. 141, "Business Combinations" and 142, "Goodwill and Intangible Assets." SFAS No. 141 eliminates the pooling method of accounting for business combinations initiated after June 30, 2002, and addresses the accounting for intangible assets and goodwill acquired in a business combination. The Company does not expect SFAS No. 141 to have a material effect on the Company's financial position.

SFAS No. 142 revises the accounting for purchased goodwill and intangible assets. Under SFAS No. 142, goodwill and intangible assets with indefinite lives will no longer be amortized, but will be tested for impairment at least annually. The standard is effective for fiscal years beginning after December 15, 2001, with early adoption permitted for companies with fiscal years beginning after March 15, 2001. The Company does not expect that the adoption of SFAS No. 142 will have a significant impact on its financial position.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which is effective for fiscal years beginning after June 15, 2002. SFAS No. 143 addresses the financial accounting and reporting obligations and retirement costs related to the retirement of tangible long-lived assets. The Company does not expect that the adoption of SFAS No. 143 will have a significant impact on its financial position.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." SFAS No. 144 was issued to resolve implementation issues that had been created under SFAS No. 121. Under SFAS No. 144, one accounting model is required to be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and certain additional disclosures are required. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 31, 2001. The Company does not expect that the adoption of SFAS No. 144 will have a material effect on its financial position.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements, by rescinding SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in Accounting Principles Board Opinion No. 30 will now be used to classify those gains and losses. Additionally, SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects

similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. Finally, SFAS No. 145 also makes technical corrections to existing pronouncements. While those corrections are not substantive in nature, in some instances, they may change accounting practice. The provisions of SFAS No. 145 that amend SFAS No. 13 are effective for transactions occurring after May 15, 2002, with all other provisions of SFAS No. 145 being required to be adopted by the Company in its financial statements for fiscal year 2003. Management currently believes that the adoption of SFAS No. 145 will not have a material impact on the Company's statement of financial position.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 replaces the prior guidance that was provided by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. Management currently believes that the adoption of SFAS No. 146 will not have a material impact on the Company's statement of financial position.

1. Clearing Agreement

The Clearing Agreement provides the Clearing Organization with a lien upon and security interest in all of the Company's property held by the Clearing Organization, including but not limited to securities, deposits, cash and receivables. Substantially all of the Company's receivables and securities are held at the Clearing Organization.

Pursuant to the Clearing Agreement, the Company is required to maintain a collateral deposit of $25,000 against potential losses due to nonperformance by its customers.

2. Marketable Securities

Marketable securities consist of investments in common stocks at quoted market values, totaling $10,109.

3. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are summarized as follows:

June 30,		2002
Office equipment	$	118,904
Furniture and fixtures		86,140
Leasehold improvements		5,949
		210,993
Less accumulated depreciation and amortization		174,748
	$	36,245

4. Lease Commitments

The Company leases office, storage, and parking space under agreements that are accounted for as operating leases that expire June 30, 2004. Minimum monthly payments include base rent and shared operating costs that are adjusted annually on January 1.

The Company leases office space in Wenatchee, Washington under a month-to-month lease agreement that is accounted for as an operating lease.

The Company also leases information retrieval equipment and office equipment under various operating leases.

Future minimum lease payments under operating leases are as follows:

Year ending June 30,	Amount
2003	$ 75,545
2004	63,744
Total minimum lease payments	$ 139,289

5. Line of Credit

The Company has a line of credit agreement with a bank that is personally guaranteed by the stockholders of the Company. This line of credit provides for borrowings up to $200,000 and accrues interest at the bank's index rate plus 0.25% (5.0% at June 30, 2002). The line of credit matures September 10, 2002. At June 30, 2002, there was no outstanding balance.

6. Off Balance Sheet Risk

In the normal course of business, the Company executes, both as agent and principal, transactions on behalf of its customers. Pursuant to the Clearing Agreement, the Clearing Organization acts as principal in agency transactions. If the agency transaction does not settle because of failure to perform by either the customer or the counter-party, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the securities differs from the contract amount of the transaction.

The Company does not anticipate non-performance by customers or counter-parties in the above situations. The Company's policy is to monitor its market exposure and counter-party risk. In addition, the Company has a policy of reviewing the credit standing of each counter-party and customer with which it conducts business.

7. Income Taxes

At June 30, 2002, the Company had a deferred tax liability of $3,000 arising primarily from the use of accelerated depreciation of fixed assets for tax purposes. At June 30, 2002, the Company had a deferred tax asset of $3,000 resulting from unrealized depreciation of securities and a difference in the amortization rate of goodwill for tax purposes. The deferred tax liability has been offset fully against

the deferred tax asset; therefore, no deferred liability or asset is reported in the statement of financial condition at June 30, 2002.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2002, the Company had net capital of $142,451, which was $92,451 in excess of the required net capital. The Company's aggregate indebtedness to net capital ratio was 0.52 to 1 at June 30, 2002.

9. Profit Sharing Plan

The Company has a qualified 401(k) savings and profit sharing plan for all eligible employees who have attained 21 years of age and completed 1,000 hours of service within the first twelve consecutive months of employment.

The Company's contributions to the 401(k) plan are based on calculations to determine the top-heavy minimum contribution and on the Board of Directors' discretion.

10. Stock Option Agreements

The Company may from time to time grant certain key employees the option to purchase shares of the Company's common stock at fixed prices. As of June 30, 2002 the Company had a single stock option agreement, which remained outstanding and in effect. This stock option agreement originally granted the key employee an option to purchase a total of 20,349 shares of the Company's common stock, of which 15,198 remained outstanding as of June 30, 2002. The stock option agreement includes terms that state that the Company, through the issuance of a cash bonus, will annually fund the exercise price of all current year exercises by this key employee. Accordingly, the Company may incur compensation expense on an annual basis, based on the performance of the Company's common stock and the effect of the terms of this stock option agreement.

Options activity during the year ended June 30, 2002, is summarized as follows:

	Number of Shares		Weighted Average Exercise Price
Outstanding at beginning of year	31,654	$	3.77
Expired	(11,305)		4.25
Exercised	(5,151)		3.53
Outstanding at end of year	15,198	$	3.53

The following table summarizes information about fixed–price stock options outstanding at June 30, 2002:

	Options Outstanding			Options Exercisable	
Range of Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 3.53	15,198	2.2 years	$ 3.53	-	-

SFAS No. 123 "Accounting for Stock-Based Compensation," requires the Company to provide pro forma information regarding net income as if compensation cost for the Company's stock option agreements had been determined in accordance with the fair value method prescribed in SFAS No. 123. As the Company has not granted any stock options during the current year and no options vested during the current year, there is no pro forma effect on the current year reported net loss.

11. Related Party Transactions

The Company receives reimbursement for back office services provided to an entity related by common ownership and management. Total reimbursements received for the year ended June 30, 2002, were $102,183. There were no amounts due from the related party at year-end.

Contents

Partners Investment Network, Inc.

Report on Internal Control Structure Required by Securities and Exchange Commission Rule 17a-5

Year Ended June 30, 2002

BDO

BDO Seidman, LLP
Accountants and Consultants

Partners Investment Network, Inc.

Report on Internal Control Structure Required by Securities and Exchange Commission Rule 17a-5

Year Ended June 30, 2002

BDO
BDO Seidman, LLP
Accountants and Consultants
601 West Riverside Avenue, Suite 900
Spokane, Washington 99201-0611
Telephone: (509) 747-8095
Fax: (509) 747-0415

Independent Auditors' Report on Internal Control Structure Required by Securities and Exchange Commission Rule 17a-5

Board of Directors
Partners Investment Network, Inc.
Spokane, Washington

In planning and performing our audit of the financial statements and supplemental schedules of Partners Investment Network, Inc. (the "Company") for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded

BDO

properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

July 29, 2002